UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007.

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

14 Akti Kondyli, 185 45 Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This report on Form 6-K/A is hereby incorporated by reference into (i) the Company's Registration Statement on Form F-3 (Reg. No. 333-147099) filed with the SEC on November 2, 2007 and (ii) the Company’s Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein.

EXPLANATORY NOTE

                This Report on Form 6-K/A amends the Report on Form 6-K deemed furnished to the U.S. Securities and Exchange Commission on November 2, 2007 with respect to Danaos Corporation's recast financial information for the three years ended December 31, 2006 and related Operating and Financial Review and Prospects and Selected Financial Data reflecting its drybulk carriers as discontinued operations (the “Original Filing”).  The information set forth in this Form 6-K/A and the exhibits hereto supersedes and replaces the information set forth in the Original Filing.

Danaos Corporation’s Business

Danaos Corporation (the “Company”) is an international owner of containerships, chartering its vessels to many of the world’s largest liner companies. As of the date of this report, the Company has a fleet of 37 containerships aggregating 151,725 TEUs, making it among the ten largest containership charter owners in the world, based on total TEU capacity. The Company has also contracted to acquire 31 newbuilding containerships, aggregating 213,168 TEU in capacity, with scheduled deliveries up to 2011.  The Company’s strategy is to charter its containerships under multi-year, fixed-rate time charters to a geographically diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. Currently, these customers include Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. The Company’s charters range from one to 15 years for the vessels in its current fleet and up to 18 years for the additional vessels it has agreed to acquire, which provide the Company with stable cash flows and high utilization rates.

The Company deploys its containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. The Company’s containership fleet is currently comprised of 34 containerships deployed on time charters and three containerships deployed on bareboat charters. The charterer, APL-NOL, of one vessel in the Company’s fleet, the APL Belgium, has exercised its option to purchase this vessel from the Company for $44.0 million upon expiration of the vessel’s current charter in January 2008.

The Company’s chief executive officer, chief operating officer and chief financial officer provide strategic management of the Company’s operations while these officers also supervise, in conjunction with the Company’s board of directors, the management of these operations by Danaos Shipping Co. Ltd., the Company’s manager. The Company has a management agreement pursuant to which its manager and its affiliates provide the Company and its subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one year renewals for an additional 12 years at the Company’s option. Danaos Shipping Co. Ltd. is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust (the “Coustas Family Trust”), which is also the Company’s largest stockholder. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which the Company’s chief executive officer Dr. Coustas and other members of the Coustas family are beneficiaries.

Discontinued Operations

While the Company’s focus is on the containership sector, in 2002 it made an investment in the drybulk sector, and from 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the “Drybulk Business”). As previously announced, during the nine months ended September 30, 2007, the Company sold the remaining six drybulk vessels in its fleet to an unaffiliated purchaser, for an aggregate of $143.5 million, upon expiration of the vessel’s respective charters. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and, accordingly, reflected the Drybulk Business as discontinued operations for the three and nine months ended September 30, 2006 and 2007 in its Report on Form 6-K deemed furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2007, as amended by its Report on Form 6-K/A deemed furnished to the SEC on December 4, 2007.  The Company is hereby recasting its previously issued annual financial statements and certain other financial information originally reported in its Annual Report on Form 20-F (the “Annual Report”) for the year ended December 31, 2006 to present the Drybulk Business as discontinued operations. Recasting the financial statements to reflect the Drybulk Business as discontinued operations has no effect on the Company’s reported net income for any reporting period. In the future, the Company may reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase.

The Drybulk Business is reflected as discontinued operations in the Company’s recast financial statements for the three years ended December 31, 2006 and in the related Operating and Financial Review and Prospects for those periods and in the selected financial data for each of the five years ended December 31, 2006 included in this Report on Form 6-K/A. The recast consolidated financial statements for the three years ended December 31, 2006 and the independent registered public accounting firm’s report thereon, Operating and Financial Review and Prospects and Selected Financial Data for the five years ended December 31, 2006 are set forth in this report as Exhibit 99.1 hereto.

Except as otherwise expressly noted, the information set forth in Exhibit 99.1 hereto has not been updated to reflect any developments since the filing of the Annual Report with the U.S. Securities and Exchange Commission on May 30, 2007.

EXHIBIT INDEX

99.1	Recast Operating and Financial Review and Prospects and Consolidated Financial Statements for the Three Years Ended December 31, 2006 and Selected Financial Data.

99.2	Consent of PricewaterhouseCoopers S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 4, 2007

DANAOS CORPORATION

By:	/s/ DIMITRI J. ANDRITSOYIANNIS
Name: Dimitri J. Andritsoyiannis
Title: Vice President & CFO